# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Reliability Incorporated, CIK 0000034285
CUSIP: 759903107
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 22505 GATEWAY CENTER DRIVE, P.O. BOX 71, CLARKSBURG, Maryland (MD), 20871
Date of event which requires filing of this statement: 04/10/2026
Filed by CIK 0001548312
Persons authorized to receive notices and communications: Jeffrey E. Eberwein, 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut (CT), 06870, 203-489-9500

## Reporting persons
- JEFFREY E. EBERWEIN (CIK 0001548312): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 8,853,328; shared voting power 0; sole dispositive power 8,853,328; shared dispositive power 0; aggregate amount beneficially owned 8,853,328 (19% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: Reliability Incorporated
Address of issuer's principal executive offices: 22505 GATEWAY CENTER DRIVE, P.O. BOX 71, CLARKSBURG, Maryland (MD), 20871

## Item 2. Identity and Background
Name of person filing: This statement is filed by Jeffrey E. Eberwein. Mr. Eberwein is referred to as the Reporting Person.
Residence or business address: The address of the principal office of the Reporting Person is 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut 06870.
Present principal occupation or employment: The principal occupation of Mr. Eberwein is serving as the Chief Executive Officer of Star Equity Holdings, Inc.
Criminal convictions in the last five years: Mr. Eberwein has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Mr. Eberwein has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Eberwein is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the 8,853,328 Shares is approximately $232,990, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased could be an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease the position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person may engage, and may continue to engage, in general discussions with the Issuer's Board of Directors (the "Board") and management team, including with respect to the composition of the Board.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review the investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by the Reporting Person is based upon 46,707,790 Shares outstanding as of April 2, 2026, as reported in the Issuer's Current Report on Form 8-K, filed with the SEC on April 10, 2026.

As of the close of business on April 10, 2026, Mr. Eberwein beneficially owned 8,853,328 Shares.
Percentage: 18.95%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 8,853,328
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,853,328
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: The Reporting Person has not entered into any transactions in the Shares during the past 60 days. The reduction in the outstanding share count disclosed within the Issuer's Form 8K filed on April 10, 2026 prompted the Reporting Person to file this report.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of the Issuer.

## Signatures
- JEFFREY E. EBERWEIN: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein (04/20/2026)